

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2024

Amro Albanna
Chief Executive Officer
Aditxt, Inc.
737 N. Fifth Street, Suite 200
Richmond, VA 23219

> **Re: Aditxt, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 26, 2024**
> **File No. 333-276588**

Dear Amro Albanna:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 25, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary

Recent Developments

Merger Agreement with Evofem Biosciences, Inc., page 7

1. We note your disclosure stating that, on December 11, 2023, you entered into an Agreement and Plan of merger with Adicure, Inc., a majority owned subsidiary of the Company ("Merger Sub") and Evofem Biosciences, Inc. ("Evofem"), pursuant to which, Merger Sub will be merged into and with Evofem (the "Merger "), with Evofem surviving the Merger as a wholly owned subsidiary of the Company. Please tell us your consideration of including pro forma financial statements, according to the guidance in Rule 11-01(d) of Regulation S-X, and financial statements of Evofem, according to the guidance in Rule 3-05 of Regulation S-X, in your filing. In addition, please tell us your consideration as to whether or not the acquisition of the MDNA assets, as disclosed in

your December 31, 2023 and January 9, 2024 Form 8-Ks, would require pro forma information and financial statements to be included in your filing.

<u>General</u>

2. Please tell us how you have revised your registration statement to provide all disclosure required by Form S-1. For example, please tell us how you satisfied the disclosure requirements of Form S-1 Item 11(b), (c) and (i), and Item 11(l) with respect to the information required by paragraph (e)(4) of Item 407 of Regulation S-K, or revise your registration statement as appropriate. We also note the disclosures in your Form 8-Ks filed on January 30, 2024.

   Please contact Tracie Mariner at 202-551-3744 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Sean F. Reid, Esq.